Exhibit 99.1

AirNet Announces Receipt of Minimum Bid Price Notice from Nasdaq

HOUSTON, October 24, 2022 /PRNewswire/ -- AirNet Technology Inc., formerly known as AirMedia Group Inc. (“AirNet” or the “Company”) (Nasdaq: ANTE), today announced that it received a notification letter (the “Notification Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market Inc. (“Nasdaq”) dated on October 20, 2022 indicating that the Company is no longer in compliance with the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules as the Company’s closing bid price per American depositary share (“ADS”), each representing ten ordinary shares of the Company, has been below $1.00 for a period of 30 consecutive business days.

The Notification Letter has no immediate impact on the Company’s listing on the Nasdaq Capital Market. Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, the Company has a compliance period of 180 calendar days, or until April 18, 2023 (the “Compliance Period”), to regain compliance with Nasdaq's minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per ADS is at least $1.00 for a minimum of ten consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed. If the Company does not regain compliance by April 18, 2023, the Company may be eligible for additional time to regain compliance or may face delisting.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements are based upon management’s current expectations and current market and operating conditions, and involve inherent risks and uncertainties, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Company Contact

Yan Liu

Director, Investor Relations

AirNet Technology Inc.

Tel: +86-10-8460-8678

Email: ir@ihangmei.com